UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  December 12, 2022

Newbury Street Acquisition Corporation

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40251	85-3985188
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

121 High Street, Floor 3 Boston, MA	02110
(Address of Principal Executive Offices)	(Zip Code)

(617) 893-3057

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A ordinary shares and one-half of one redeemable warrant	NBSTU	The Nasdaq Stock Market LLC

Common Stock, par value $0.0001 per share	NBST	The Nasdaq Stock Market LLC

Redeemable warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50	NBSTW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

On December 12, 2022, Newbury Street Acquisition Corporation, a Delaware Corporation (the “Purchaser”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among (i) the Purchaser, (ii) Infinite Reality Holdings, Inc., a Delaware corporation and a direct wholly-owned subsidiary of the Purchaser (“Pubco”), (iii) Infinity Purchaser Merger Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of Pubco (“Purchaser Merger Sub”), (iv) Infinity NBIR Company Merger Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of Pubco (“Company Merger Sub” and, together with Purchaser Merger Sub, the “Merger Subs,” and the Merger Subs collectively with the Purchaser and Pubco, the “Purchaser Parties”), and (v) Infinite Reality, Inc., a Delaware corporation (the “Company”).

Pursuant to the terms of the Merger Agreement, (i) Purchaser Merger Sub will merge with and into the Purchaser, with the Purchaser continuing as the surviving entity (the “Purchaser Merger”), (ii) Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity (the “Company Merger,” and together with the Purchaser Merger, the “Mergers”), and (iii) following the Mergers, the Purchaser and the Company will become direct wholly-owned subsidiaries of Pubco, and Pubco will become a publicly traded company.

The following summary of the Merger Agreement and the other agreements entered into or to be entered into by the parties are qualified in their entirety by reference to the text of the Merger Agreement and the agreements entered into or to be entered into in connection therewith. The Merger Agreement is attached as Exhibit 2.1 hereto and incorporated herein by reference. Capitalized terms used and not defined herein have the meanings ascribed to them in the Merger Agreement.

The Mergers

As a result of the Mergers, at the time the Mergers are consummated and effective (the “Effective Time”) (i) all the property, rights, agreements, privileges, powers and franchises of Purchaser Merger Sub and Company Merger Sub shall vest in the Purchaser and the Company, respectively, and all debts, liabilities, obligations and duties of Purchaser Merger Sub and Company Merger Sub shall become the debts, liabilities, obligations and duties of the Purchaser and the Company, respectively, including in each case the rights and obligations of each such party under the Merger Agreement and the Ancillary Documents (as defined below) from and after the Effective Time; (ii) (x) each of the certificate of incorporation and bylaws of Purchaser Merger Sub shall become the certificate of incorporation and bylaws of the Purchaser, respectively, until thereafter changed or amended as provided therein or by applicable Law and (y) each of the certificate of incorporation and bylaws of Company Merger Sub shall become the certificate of incorporation and the bylaws of the Company, respectively, until thereafter changed or amended as provided therein or by applicable law; and (iii) the board of directors and executive officers of Company Merger Sub and Purchaser Merger Sub shall be the initial board of directors and executive officers of the Company and the Purchaser, respectively, each to hold office in accordance with the respective certificates of incorporation and bylaws of the Company and the Purchaser, as applicable, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation, or removal.

Effect of the Mergers on Issued and Outstanding Securities of the Purchaser and Purchaser Merger Sub

In consideration for the Merger, at the Effective Time, by virtue of the Purchaser Merger and without any action on the part of any party or the holders of securities of any Purchaser Party or the Company:

(i)	each unit issued in the Purchaser’s initial public offering (the “IPO”), including overallotment units acquired by the Purchaser’s underwriter, (each unit consisting of one (1) share of common stock, par value $0.0001 per share, of the Purchaser (the “Purchaser Common Stock”) and one half of one (1/2) Purchaser Public Warrant (as defined below), each, a “Purchaser Public Unit”) issued and outstanding immediately prior to the Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one (1) share of Purchaser Common Stock and one-half of one (1/2) Purchaser Public Warrant, which underlying Purchaser Securities shall be converted in accordance with the applicable terms below;

(ii)	each unit purchased by Newbury Street Acquisition Sponsor LLC (the “Sponsor”) and EarlyBirdCapital, Inc. (“EarlyBirdCapital”) in private placement transactions (each unit consisting of one (1) private share of Purchaser Common Stock and one half of one (1/2) Purchaser Private Warrant (as defined below), each, a “Purchaser Private Unit”) issued and outstanding immediately prior to the Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one (1) share of Purchaser Common Stock and one-half of one (1/2) Purchaser Private Warrant, which underlying Purchaser Securities shall be converted in accordance with the applicable terms below;

(iii)	each share of Purchaser Common Stock (other than the Excluded Shares (as defined below) and the Founder Shares (as defined below)) issued and outstanding immediately prior to the Effective Time shall be converted automatically into and thereafter represent the right to receive a unit (each, a “Pubco Unit”), consisting of (x) one (1) share of common stock, par value $0.0001 per share, of Pubco (“Pubco Common Stock”) and (y) one (1) CVR (as defined below) following which all shares of Purchaser Common Stock shall automatically be canceled and shall cease to exist by virtue of the Mergers, and the holders of Purchaser Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Purchaser Common Stock, except as provided herein or under applicable law;

(iv)	each whole warrant that was included as part of each Purchaser Public Unit (whether purchased in the IPO or thereafter in the open market), entitling the holder thereof to purchase one (1) share of Purchaser Common Stock at a purchase price of $11.50 per share (each, a “Purchaser Public Warrant”) and held by either the Sponsor or EarlyBirdCapital issued and outstanding immediately prior to the Effective Time shall be assumed by Pubco and converted into one (1) whole warrant entitling the holder thereof to purchase one (1) share of Pubco Common Stock at a price of $11.50 per share (each, a “Pubco Public Warrant”);

(v)	each whole warrant entitling the holder thereof to purchase one (1) share of Purchaser Common Stock at a purchase price of $11.50 per share, subject to adjustment in accordance with the Warrant Agreement (each, a “Purchaser Private Warrant”) issued and outstanding immediately prior to the Effective Time shall be assumed by Pubco and converted into one (1) whole warrant entitling the holder thereof to purchase one (1) share of Pubco Common Stock at a price of $11.50 per share (each, a “Pubco Private Warrant”);

(vi)	each share of Purchaser Common Stock, if any, (a) held in the treasury of the Purchaser, (b) otherwise held by the Purchaser or any of its Subsidiaries or (c) for which a Public Stockholder of the Purchaser has demanded that the Purchaser redeem such Purchaser Common Stock (collectively, the “Excluded Shares”) shall be surrendered and cancelled and shall cease to exist and no consideration will be delivered or deliverable in exchange therefor;

(vii)	each Purchaser Private Unit acquired at a price per share of Purchaser Common Stock of less than $10 (each, a “Founder Share”) shall convert solely into the right to receive one share of Pubco Common Stock; and

(viii)	each share of common stock of Purchaser Merger Sub outstanding immediately prior to the Effective Time shall be converted into an equal number of shares of the Purchaser, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Purchaser.

Effect of the Mergers on Issued Securities of the Company and the Company Merger Sub

Pursuant to the Merger Agreement, the Company will use its commercially reasonable efforts to cause the holders of outstanding obligations of the Company and its direct and indirect subsidiaries under the Convertible Promissory Notes (as defined in the Merger Agreement) (the “Company Convertible Instruments”) to convert all of their Company Convertible Instruments into shares of common stock, par value $0.0001 per share, of the Company (the “Company Common Stock”) at the applicable conversion ratio (including any accrued or declared but unpaid dividends) as set forth in the Company Convertible Instruments (the “Company Exchanges”) prior to the Effective Time, provided, that to the extent that the Company, or its direct or indirect subsidiaries, has the right or the option to cause the conversion of a Company Convertible Instrument into shares of Company Common Stock, the Company shall exercise such right or option on or prior to the date and time at which the consummation of the transactions contemplated by the Merger Agreement (the “Closing”) is actually held (the “Closing Date”).

At the Effective Time, by virtue of the Company Merger and without any action on the part of any party or the holders of securities of any Purchaser Party or the Company:

(i)	subject to clause (ii) below, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (after giving effect to the Company Exchanges) will automatically be cancelled and cease to exist in exchange for the right to receive a number of shares of Pubco Common Stock equal to the result obtained by applying the then-current conversion ratio, and each holder of Company Common Stock shall cease to have any other rights in and to the Company (subject to certain rights set forth in the Merger Agreement);

(ii)	notwithstanding clause (i) above, any shares of Company Common Stock owned by the Company as treasury shares or owned by any direct or indirect subsidiary of the Company immediately prior to the Effective Time shall be canceled and shall cease to exist and no consideration will be delivered or deliverable in exchange therefor;

(iii)	each outstanding option to purchase Company Common Stock that was granted pursuant to the Company Equity Plan (as defined in the Merger Agreement) (each, a “Company Option”) (whether vested or unvested) shall be assumed by Pubco and automatically converted into an option to purchase shares of Pubco Common Stock, subject to the terms and conditions set forth in the Company Equity Plan;

(iv)	each outstanding warrant to purchase Company Common Stock that was granted pursuant to that certain Note and Warrant Purchase Agreement, dated as of July 1, 2021, entered into by and among the Company, the investors party thereto and Black, Inc. (each, a “Company Warrant”) shall be assumed by Pubco and automatically converted into a warrant for shares of Pubco Common Stock, subject to the terms and conditions of the Company Warrant;

(v)	any other convertible security of the Company, other than Company Options, if not exercised or converted prior to the Effective Time, shall be cancelled, retired and terminated and cease to represent a right to acquire, be exchanged for or convert into shares of Company Common Stock; and

(vi)	all shares of common stock of Company Merger Sub outstanding immediately prior to the Effective Time shall be converted into an equal amount of shares of common stock of the Company, with the same rights, powers and privileges as the shares so converted and shall constitute the only shares of capital stock in the Company.

Effect of the Mergers on Issued and Outstanding Securities of Pubco

At the Effective Time, by virtue of the Mergers and without any action on the part of any party or the holders of securities of any Purchaser Party or the Company, all of the shares of Pubco issued and outstanding immediately prior to the Effective Time shall be canceled and extinguished and no consideration will be delivered or deliverable in exchange therefor.

Representations and Warranties

Representations and Warranties of the Purchaser

The Merger Agreement contains certain customary representations and warranties of the Purchaser relating to, among other things, (a) due organization and standing; (b) authorization and binding effect against the Purchaser of the Merger Agreement and the Ancillary Documents; (c) governmental approvals; (d) non-contravention; (e) capitalization; (f) SEC filings and financial statements; (g) the absence of certain changes; (h) compliance with laws; (i) actions, orders and permits; (j) taxes and tax returns; (k) employees and employee benefit plans; (l) intellectual property, real property and personal property; (m) material contracts; (n) transactions with affiliates; (o) the Investment Company Act of 1940, as amended (the “Investment Company Act”); (p) finders and brokers; (q) certain business practices including anti-bribery and anti-corruption; (r) insurance; (s) the Trust Account (as defined below); (t) lock-up agreements; and (u) independent investigation. Certain representations and warranties of the Purchaser are qualified in whole or in part by a material adverse effect standard, as set forth in the Merger Agreement, for purposes of determining whether a breach of such representations and warranties has occurred.

Representations and Warranties of the Purchaser Parties

The Merger Agreement contains certain customary representations and warranties of the Purchaser, Pubco and the Merger Subs relating to, among other things, (a) due organization and standing; (b) authorization and binding effect against the Purchaser, Pubco and the Merger Subs of the Merger Agreement and the Ancillary Documents; (c) governmental approvals; (d) non-contravention; (e) capitalization; (f) ownership of the shares of Pubco Common Stock and Pubco Units to be issued and delivered to the Purchaser Stockholders and the Company Stockholders pursuant to the terms of the Merger Agreement; (g) business activities; (h) finders and brokers; and (i) the Investment Company Act.

Representations and Warranties of the Company

The Merger Agreement contains certain customary representations and warranties of the Company relating to, among other things, (a) due organization and standing; (b) authorization and binding effect against the Company of the Merger Agreement and the Ancillary Documents; (c) capitalization; (d) subsidiaries; (e) governmental approvals; (f) non-contravention; (g) financial statements; (h) absence of certain changes; (i) compliance with laws; (j) Company permits; (k) litigation; (l) material contracts; (m) intellectual property; (n) taxes and tax returns; (o) real property; (p) title to and sufficiency of assets; (q) employee matters; (r) employee benefit plans; (s) environmental matters; (t) transactions with related persons; (u) insurance; (v) certain business practices including anti-bribery and anti-corruption; (w) the Investment Company Act; (x) finders and brokers; and (y) independent investigation. Certain representations and warranties of the Company are qualified in whole or in part by a material adverse effect standard, as set forth in the Merger Agreement, for purposes of determining whether a breach of such representations and warranties has occurred.

No Survival

The representations and warranties of the parties contained in the Merger Agreement terminate as of, and do not survive, the Closing, and there are no indemnification rights for another party’s breach. The covenants and agreements of the parties contained in the Merger Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreements will survive until fully performed.

Covenants

The Merger Agreement includes customary covenants of the parties with respect to business operations prior to consummation of the transactions contemplated thereby and efforts to satisfy conditions to consummate the Mergers. In addition, the parties to the Merger Agreement agreed to be bound by certain covenants that are customary for transactions of this type, including those related to, among others: (i) the extension of time to complete an initial business combination under the Purchaser’s organizational documents, (ii) the mutual provision by each party to each other party of access to its properties, books and personnel; (iii) refraining from taking certain specified actions without the prior written consent of the applicable counterparty; (iv) the provision of certain financial statements by the Company to the Purchaser; (v) the Purchaser’s public filings and maintaining the listing of the Purchaser Public Units, the Purchaser Common Stock and the Purchaser Public Warrants on Nasdaq; (vi) no solicitation of, or entering into, any alternative competing transactions (subject to a customary “fiduciary out” exception); (vii) no insider trading; (viii) notifications of certain breaches, consent requirements or certain other matters; (ix) efforts to obtain any necessary regulatory approvals; (x) tax matters; (xi) the filing and effectiveness of the registration statement/proxy statement on Form S-4 with the SEC; (xii) the approval by the Company’s stockholders of the Mergers; (xiii) public announcements; (xiv) maintaining the confidentiality of all confidential information; (xv) the appointment of the members of the post-Closing board of directors of Pubco consistent with the provisions of the Merger Agreement; (xvi) indemnification of directors and officers after the Closing and tail insurance; (xvii) use of Trust Account proceeds; (xviii) using commercially reasonable efforts to cause the Equity Financing (as defined in the Merger Agreement), if any, to occur; (xix) approval and adoption of the Pubco Incentive Equity Plan (as defined in the Merger Agreement); (xx) the Sponsor Letter Agreement and Voting Agreement (each as defined below); and (xxi) the entry into certain ancillary agreements as of the Closing, including lock-up agreements, a registration rights agreement of Pubco, an amendment to the Purchaser Warrant Agreement, and the Amended Pubco Charter (as defined below).

Conditions to Closing

Mutual Conditions

Each party’s obligation to consummate the transactions contemplated by the Merger Agreement is conditioned upon, among other things:

•	approval of the transactions contemplated by the Merger Agreement by the Purchaser’s stockholders;
•	approval of the transactions contemplated by the Merger Agreement by the Company’s stockholders;

•	all requisite regulatory approvals shall have occurred or been obtained and all such requisite regulatory approvals shall be in full force and effect;
•	no governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the transactions contemplated by the Merger Agreement;
•	after giving effect to the transactions contemplated by the Merger Agreement, the redemptions of any shares of Purchaser Common Stock and any Equity Financing, the Purchaser shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended) immediately after the Redemption and upon consummation of the Mergers;
•	the election or appointment of the members of the post-Closing board of directors of Pubco;
•	the registration statement on Form S-4 having become effective and remaining effective as of the Closing; and no stop order and no action seeking such a stop order having been threated or initiated by the SEC that remains pending;
•	the parties’ receipt of the Contingent Value Rights Agreement; and
•	Pubco’s initial listing application with Nasdaq in connection with the transactions contemplated by the Merger Agreement having been approved and Pubco not having received any notice of non-compliance therewith that has not been cured or would not be cured at the Effective Time, and the Purchaser Public Units, the Purchaser Common Stock and the Purchaser Public Warrants to be issued pursuant to the Mergers having been approved for listing on Nasdaq, subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders.

The Purchaser’s, Pubco’s and Merger Subs’ Conditions

The obligations of the Purchaser, Pubco and the Merger Subs to consummate the transactions contemplated by the Merger Agreement are conditioned upon, among other things:

•	the representations and warranties of the Company being true and correct as of the date of the Merger Agreement and as of the Closing (subject to material adverse effect and certain bring-down standards specified in the Merger Agreement);
•	the Company’s performance in all material respects of all of its obligations and compliance in all material respects with all of its agreements and covenants under the Merger Agreement to be performed or complied with by them on or prior to the Closing Date;
•	the absence of any Material Adverse Effect (as defined in the Merger Agreement) with respect to the Company since the date of the Merger Agreement which is continuing and uncured; and
•	delivery by the Company of certain closing deliverables.

The Company's Conditions

The obligations of the Company to consummate the transactions contemplated by the Merger Agreement are conditioned upon, among other things:

•	receipt of all consents required to be obtained from or made with any third person (other than governmental authorities) in order to consummate the transactions contemplated by the Merger Agreement;
•	the Purchaser having cash and cash equivalents of at least equal to $50,000,000;
•	the representations and warranties of the Purchaser Parties being true and correct as of the date of the Merger Agreement and as of the Closing (subject to material adverse effect and certain bring-down standards specified in the Merger Agreement);
•	the Purchaser Parties’ performance in all material respects of all of their respective obligations and compliance in all material respects with all of their agreements and covenants under the Merger Agreement to be performed or complied with by them on or prior to the Closing Date;
•	absence of any Material Adverse Effect (as defined in the Merger Agreement) with respect to the Purchaser since the date of the Merger Agreement which is continuing and uncured;
•	the Amended Pubco Charter being in full force and effect; and
•	delivery by the Purchaser of certain closing deliverables.

Termination

The Merger Agreement may be terminated and the transactions contemplated therein may be abandoned at any time prior to Closing:

•	by mutual written consent of the Purchaser and the Company;
•	by the Purchaser or the Company if the transactions contemplated by the Merger Agreement shall not have been consummated on or prior to March 25, 2022, as such date may be extended as set forth in the Merger Agreement;
•	by the Purchaser or the Company if a Governmental Authority (as defined in the Merger Agreement) of competent jurisdiction has issued or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement, and such Order or other action has become final and non-appealable;
•	by the Company if the Purchaser breaches any of its covenants or agreements set forth in the Merger Agreement or if the Purchaser’s representations or warranties have become untrue or inaccurate (subject to the Purchaser’s ability to cure);
•	by the Purchaser if the Company breaches any of its covenants or agreements set forth in the Merger Agreement or if the Company’s representations or warranties become untrue or inaccurate (subject to the Company’s ability to cure);
•	by the Purchaser or the Company if the special meeting of Purchaser Stockholders to be called and held for the purpose of obtaining the required Purchaser Stockholder approval is held and has concluded, the Purchaser Stockholders have duly voted, and the required Purchaser Stockholder approval was not obtained;
•	by the Purchaser or the Company if the required Company Stockholder approval is not obtained;
•	by the Company if the Company executes a definitive agreement with respect to a Superior Proposal (as defined in the Merger Agreement) substantially concurrent with the termination of the Merger Agreement, and the Company pays the Termination Fee (as defined below) to the Purchaser substantially concurrently with such termination; or
•	by the Purchaser if (i) the Company Board withdraws or modifies in any adverse manner its approval or recommendation of the Merger Agreement; (ii) within 10 days after the Purchaser’s written request, the Company Board fails to reaffirm such approval or recommendation; (iii) the Company Board approves or recommends an Alternative Transaction, an Acquisition Proposal or a Superior Proposal (each as defined in the Merger Agreement); (iv) a tender offer or exchange offer for any of the outstanding shares of the Company is commenced or a registration statement with respect thereto is filed by a third party and the Company Board recommends that the stockholders of the Company tender their shares in such tender or exchange offer or publicly announce its intention to take no position with respect to such tender or exchange offer; (v) the Company authorizes, enters into or publicly announces its intention to enter into a contract with respect to an Alternative Transaction, an Acquisition Proposal or a Superior Proposal; (vi) the Company breaches in any material respect its no solicitation covenant as set forth in the Merger Agreement; (vii) the Company breaches its obligations to set a record date for, duly call, give notice of, convene and hold the meeting of stockholders of the Company; or (viii) the Company Board resolves to take any of the actions listed in (i)–(vii).

If the Merger Agreement is terminated (i) under certain specified circumstances, including in the event of a termination in connection with a change of recommendation by the Company Board, the Company may be required to pay the Purchaser a termination fee of $8 million and (ii) under certain other specified circumstances, the Company may be required to pay the Purchaser $4.5 million on account of expense reimbursement (the “Termination Fee”).

Trust Account Waiver

The Company and its direct and indirect subsidiaries agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in the Purchaser's trust account held for its public shareholders, and have agreed not to, and waived any right to, make any claim against the trust account established by the Purchaser with the proceeds from the IPO and the overallotment securities acquired by its underwriters and from certain private placements occurring in connection with the IPO (including interest accrued from time to time thereon) (the “Trust Account”) (including any distributions therefrom).

Governing Law

The Merger Agreement is governed by Delaware law and the parties are subject to exclusive jurisdiction of Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any state or federal court sitting in the State of Delaware).

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to or in connection with the Merger Agreement (the “Ancillary Agreements”), but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Ancillary Agreements.

Voting Agreement

In connection with entry into the Merger Agreement, Purchaser and certain holders of Company Common Stock will enter into a voting agreement (the “Voting Agreement”), pursuant to which, among other things, each such holder has agreed to vote in favor of this Agreement and the Company Merger, on the terms and subject to the conditions set forth in the Voting Agreements.

The foregoing description of the Voting Agreement is subject to and qualified in its entirety by reference to the full text of the form of Voting Agreement, a copy of which is attached as Exhibit 10.1 hereto and incorporated herein by reference.

Sponsor Letter Agreement

In connection with the entry into the Merger Agreement, the Purchaser, the Company, Pubco and the Sponsor entered into a sponsor letter agreement (the “Sponsor Letter Agreement”) pursuant to which the Sponsor has agreed to vote in favor of the Merger Agreement and the transactions contemplated thereby on the terms and conditions set forth in the Sponsor Letter Agreement.

Pursuant to the Sponsor Letter Agreement, the Sponsor has also agreed that it will not transfer any shares of Pubco Common Stock held by the Sponsor immediately following the Closing issued in exchange for the Founder Shares held by the Sponsor (the “Sponsor Lock-Up Shares”) until the end of the applicable Sponsor Lock-Up Period (as defined below) with respect to such Sponsor Lock-Up Shares. As used in the Sponsor Letter Agreement, the “Sponsor Lock-Up Period” means the period beginning on the date of the Sponsor Letter Agreement and ending (i) in respect of Sponsor Lock-Up Shares of the Sponsor (other than those Sponsor Lock-Up Shares specified in clause (ii) below), on the earlier to occur of (A) the date that is six calendar months after the Closing Date or (B) the Pubco Common Stock VWAP for the preceding thirty (30) consecutive trading days equals or exceeds $13.50; and (ii) in respect of Sponsor Lock-Up Shares which are allocable to the officers and directors of the Sponsor, on the earlier to occur of (A) the date that is eighteen (18) calendar months after the Closing Date or (B) the termination of the Contingent Value Rights Agreement (as defined below) in accordance with its terms.

The foregoing description of the Sponsor Letter Agreement is subject to and qualified in its entirety by reference to the full text of the form of Sponsor Letter Agreement, a copy of which is attached as Exhibit 10.2 hereto and incorporated herein by reference.

Lock-Up Agreement

In connection with its entry into the Merger Agreement, the Company shall use its commercially reasonable efforts to obtain, as promptly as reasonably practicable following the date of the Merger Agreement, from the Significant Company Holders, each member of the Company Board, and each member of Company Management (collectively, the “Company Holders”), executed lock-up agreements with Pubco (each, a “Lock-Up Agreement”), pursuant to which each Company Holder will agree not to, during the Lock-Up Period (as defined below), offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the shares issued in connection with the Mergers (the “Lock-Up Shares”), enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares, whether any of these transactions are to be settled by delivery of any such shares, in cash, or otherwise.

As used in the Lock-Up Agreement, the “Lock-Up Period” means the period commencing on the Closing Date and ending (i) in respect of each Company Holder (other than Company Holders specified in clause (ii) below) and its Permitted Transferees, the earlier to occur of (A) the date that is six calendar months after the Closing Date or (B) the Pubco Common Stock VWAP for the preceding thirty (30) consecutive trading days equals or exceeds $13.50; and (ii) in respect of each Company Holder listed on Schedule 1 of the Lock-Up Agreement and its Permitted Transferees, on the earlier to occur of (A) the date that is eighteen (18) calendar months after the Closing Date or (B) the termination of the Contingent Value Rights Agreement in accordance with its terms.

The foregoing description of the Lock-Up Agreement is subject to and qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, a copy of which is attached as Exhibit 10.3 hereto and incorporated herein by reference.

Contingent Value Rights Agreement

At or prior to the Closing, Pubco will enter into a Contingent Value Rights Agreement (the “CVR Agreement”) with a rights agent (“Rights Agent”) pursuant to which the holders of Purchaser Common Stock (other than holders of Excluded Shares and Founder Shares, in respect of such shares) outstanding as of immediately prior to the Effective Time will receive one contingent value right (each, a “CVR”) for each one whole share of Purchaser Common Stock held by such stockholder on such date. Each CVR will represent the contractual right to receive a contingent payment in the form of shares of Pubco Common Stock (or in such other form as is provided for in the CVR Agreement), in an amount to be determined on the CVR Maturity Date (as that term is defined in the CVR Agreement), and to be paid as soon as practicable after the Settlement Date but not after the Payment Date (or, if earlier, upon a Change of Control) (as such terms are defined in the CVR Agreement). The payment to be received pursuant to each CVR is an amount calculated as a function of the excess of the Target Value over the Achieved Value up to the Share Cap (as such terms are defined in the CVR Agreement).

The contingent payments under the CVR Agreement, if they become payable, will become payable to the Rights Agent for subsequent distribution to the holders of the CVRs. There can be no assurance that any payment of any shares of Pubco Common Stock will be made or that any holders of CVRs will receive any amounts with respect thereto.

The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will be evidenced by certificates for Pubco Units registered in the names of the holders thereof (which certificates shall also be deemed to be certificates representing CVRs) and not by separate CVR certificates. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Pubco or any of its affiliates. No interest will accrue on any amounts payable in respect of the CVRs.

The foregoing description of the CVR Agreement is subject to and qualified in its entirety by reference to the full text of the form of CVR Agreement, a copy of which is attached as Exhibit 10.4 hereto and incorporated herein by reference.

Other Ancillary Agreements

As promptly as reasonably practicable following the date of the Merger Agreement, the Company and the Purchaser shall negotiate in good faith and prepare (i) a registration rights agreement of Pubco, (ii) an amendment to the Purchaser Warrant Agreement, and (iii) the forms of amended and restated certificate of incorporation and bylaws of Pubco (such forms together, the “Amended Pubco Charter”), in form and substance reasonably acceptable to each of the parties, in each case to be effective upon the Closing.

The Merger Agreement, the Voting Agreement, the Sponsor Letter Agreement, the Lock-Up Agreement and the CVR Agreement have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information about the Purchaser or its affiliates. The representations, warranties, covenants and agreements contained in the Merger Agreement, the Voting Agreement, the Sponsor Letter Agreement, the Lock-Up Agreement and the CVR Agreement and the other documents related thereto were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties thereto, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the applicable agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under any of the Merger Agreement, Voting Agreement, the Sponsor Letter Agreement, the Lock-Up Agreement, the CVR Agreement, or any of the other Ancillary Agreements and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, Voting Agreement, the Sponsor Letter Agreement, the Lock-Up Agreement, the CVR Agreement, and the other Ancillary Agreements, as applicable, which subsequent information may or may not be fully reflected in the Purchaser’s public disclosures.

Important Information and Where to Find It

In connection with the proposed business combination, the Purchaser and Pubco, as applicable, plan to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a preliminary proxy statement/prospectus and other documents relating to the proposed business combination. After the registration statement is declared effective by the SEC, the Purchaser will mail the definitive proxy statement/final prospectus to holders of shares of Purchaser Common Stock of a record date to be established in connection with the Purchaser’s solicitation of proxies for vote by Purchaser shareholders with respect to the proposed business combination and other matters as described in the proxy statement/prospectus. Purchaser shareholders and other interested persons are urged to read the preliminary proxy statement/prospectus and the amendments thereto, the definitive proxy statement/final prospectus, and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination as these materials will contain important information about the proposed business combination. Shareholders will be able to obtain copies of the preliminary and definitive proxy statement/prospectus and other documents containing important information about the Purchaser, the Company and the proposed business combination filed with the SEC once such documents are available on the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

The Purchaser and the Company and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of the Purchaser in connection with the proposed transactions under the rules of the SEC. Information about the directors and executive officers of the Purchaser and their ownership of shares of the Purchaser’s common stock is set forth in its Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on March 31, 2022, and in subsequent documents filed with the SEC, including the joint proxy statement/prospectus to be filed with the SEC. Additional information regarding the persons who may be deemed participants in the proxy solicitations and a description of their direct and indirect interests in the proposed transactions, by security holdings or otherwise, will also be included in the joint prospectus/proxy statement and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed business combination shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This communication contains "forward-looking statements," within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may generally be identified by terminology such as “will,” “shall,” "may," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar words or expressions that predict or indicate future events or trends that are not statements of historical matters. These statements are only predictions. The Purchaser and the Company have based these forward-looking statements largely on their then-current expectations and projections about future events and financial trends as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond each of the Purchaser's and the Company’s control. Actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: (i) risks associated with the Purchaser's ability to obtain the shareholder approval required to consummate the proposed transactions and the timing of the closing of the proposed transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed transactions will not occur; (ii) the outcome of any legal proceedings that may be instituted against the parties and others related to the proposed transactions; and (iii) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the proposed transactions. We refer you to the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Purchaser’s Annual Report on Form 10-K for the year ended December 31, 2021, and other filings made with the SEC and that are available on the SEC’s website at www.sec.gov. All of the forward-looking statements made in this Current Report on Form 8-K are expressly qualified by the cautionary statements contained or referred to herein. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Neither the Purchaser nor the Company can assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. The forward-looking statements made in this communication relate only to events as of the date on which the statements are made. Except as required by applicable law or regulation, the Purchaser and the Company undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of an unanticipated event.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
2.1*	Agreement and Plan of Merger, dated as of December 12, 2022

10.1	Form of Voting Agreement

10.2	Form of Sponsor Letter Agreement

10.3	Form of Lock-Up Agreement

10.4	Form of Contingent Value Rights Agreement

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 14, 2022

Newbury Acquisition Corporation

By:	/s/ Thomas Bushey
Thomas Bushey
Chief Executive Officer